SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(AMENDMENT NO.         )1

West Coast Realty Investors, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

952203 20 6 (CUSIP Number)

March 3, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 pages

CUSIP No. 952203 20 6	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Allen K. Meredith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 67,985 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 67,985 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,985

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%

12.	TYPE OF REPORTING PERSON* IN

Page 3 of 5 pages

Item 1(a)	Name of Issuer:

West Coast Realty Investors, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3000 Sand Hill Road, Building 2, Suite 120, Menlo Park, CA 94025

Item 2(a)	Name of Person Filing:

Allen K. Meredith

Item 2(b)	Address of Principal Business Office or, if None, Residence:

3000 Sand Hill Road, Building 2, Suite 120, Menlo Park, CA 94025

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

952203 20 6

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 4 of 5 pages

Item 4	Ownership.

(a)    Amount Beneficially Owned:

67,985

(b)    Percent of Class:

6.6%

(c)    Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote

67,985

(ii)    shared power to vote or to direct the vote

0

(iii)    sole power to dispose or to direct the disposition of

67,985

(iv)    shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2003
(Date)

/s/ ALLEN K. MEREDITH
(Signature)

Allen K. Meredith
(Name/Title)